UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-32663

iHEARTMEDIA, INC. 401(k) SAVINGS PLAN

(Exact name of registrant as specified in its charter)

Clear Channel Outdoor Holdings, Inc.

4830 North Loop 1604W, Suite 111

San Antonio, Texas 78249

Telephone: (210) 832-3700

(Address, including zip code, and number, including area code, of registrant’s principal executive offices)

Plan Interests in the iHeartMedia, Inc. 401(k) Savings Plan

(Title of each class of securities covered by this Form)

Clear Channel Outdoor Holdings, Inc. Common Stock, par value $0.01 per share

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None*

*

The iHeartMedia, Inc., 401(k) Savings Plan (the “Plan”) no longer offers shares of Clear Channel Outdoor Holdings, Inc. common stock, par value $0.01 per share (the “Common Stock”), as an investment option. On May 1, 2019, Clear Channel Outdoor Holdings, Inc., ceased to be affiliated with iHeartMedia, Inc., the Plan sponsor. Therefore, interests in the Plan no longer require registration. Accordingly, this Form 15 is being filed solely to suspend the Plan’s duty to file reports under Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including on Form 11-K. Although the duty to file reports under Section 13(a) or 15(d) of the Exchange Act has been terminated with respect to the Plan, Clear Channel Outdoor Holdings, Inc.’s duty to file reports under Section 13(a) or 15(d) remains with respect to the Common Stock.

Pursuant to the requirements of the Securities Exchange Act of 1934, the iHeartMedia, Inc. 401(k) Savings Plan has caused this certification and notice to be signed on its behalf by the undersigned duly authorized person.

Date: July 1, 2019	By:	/s/ Donna Schneider
Donna Schneider Retirement Benefits Committee Senior Vice President, Associate General Counsel